UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China
+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Termination of Deposit Agreement, Concurrent Changes to Share Capital and Direct Listing of Ordinary Shares

As previously disclosed, the Company initially planned to terminate the amended and restated Deposit Agreement dated May 4, 2017, as amended, by and among the Company, Citibank, N.A. (the “Depositary”), and the holders of American depositary shares (the “ADSs”) from time to time, effective September 3, 2025. However, due to additional time required for finalizing the related processes, the date of termination has been postponed to September 8, 2025 (the “Termination”).

In connection with the Termination, the Company held an extraordinary general meeting of shareholders on August 11, 2025 at which its shareholders approved the following resolutions:

1. As an ordinary resolution, to approve that the authorized share capital of the Company be increased by the creation of an additional 500,000,000 Class B Ordinary Shares of a par value of US$0.005 each to rank pari passu in all respects with the existing Class B Ordinary Shares (the “Increase of Authorized Share Capital”);

2. As an ordinary resolution, to approve that every 150 issued and unissued Class A Ordinary Shares of a par value of US$0.005 each and every 150 issued and unissued Class B Ordinary Shares of a par value of US$0.005 each in the share capital of the Company be consolidated into 1 Class A Ordinary Share of a par value of US$0.75 and 1 Class B Ordinary Share of a par value of US$0.75 respectively (the “Share Consolidation”);

The Depositary of the Company’s American depositary receipts (the “ADRs”) will distribute to all holders and beneficial owners of the Company’s ADRs an updated notification regarding the termination of the ADR facility for the Company’s ADSs pursuant to the Deposit Agreement. The new effective date of the termination of the Deposit Agreement will be September 8, 2025 (the “Effective Date”). On the Effective Date (with the Share Consolidation being effective), holders of ADSs will have their ADSs automatically cancelled and will be entitled to receive the corresponding underlying Class A ordinary shares, par value $0.75 per share (“Ordinary Shares”), at a rate of one (1) Ordinary Share for each ADS cancelled (the “Mandatory Exchange”).

Following the Mandatory Exchange, the Ordinary Shares are anticipated to trade directly on the New York Stock Exchange under the current trading symbol “SOS”.

On August 28, 2025, the Company issued a press release announcing the Termination and Mandatory Exchange. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2025	SOS Limited

	By:	/s/ Yandai Wang
Yandai Wang
Chief Executive Officer

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